						Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Sep

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest	$46,888	$51,282	$55,774	$52,273	$57,345	$59,337
Interest applicable to rentals	1,638	1,959	1,921	1,731	1,637	1,216

Total fixed charges, as defined	$48,526	$53,241	$57,695	$54,004	$58,982	$60,553

Preferred dividends, as defined (a)	4,402	4,370	3,435	4,580	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$52,928	$57,611	$61,130	$58,584	$63,562	$65,133

Earnings as defined:

Net Income	$59,710	$79,367	$85,377	$108,729	$46,768	$61,793
Add:
Provision for income taxes:
Total income taxes	33,240	43,395	50,111	28,801	58,679	65,255
Fixed charges as above	48,526	53,241	57,695	54,004	58,982	60,553

Total earnings, as defined	$141,476	$176,003	$193,183	$191,534	$164,429	$187,601

Ratio of earnings to fixed charges, as defined	2.92	3.31	3.35	3.55	2.79	3.10

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.67	3.06	3.16	3.27	2.59	2.88

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.